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                                                                   EXHIBIT 23(g)


                               September 28, 1998


Board of Directors
SIS Bancorp, Inc.
1441 Main Street
Springfield, MA 01102

Directors:

     We hereby consent to the inclusion of our opinion letter to the Board of Directors of SIS Bancorp, Inc. ("SIS") attached as an exhibit to the Proxy Statement/Prospectus of Peoples Heritage Financial Group, Inc. ("Peoples Heritage") and SIS relating to the proposed merger transaction involving Peoples Heritage and SIS and references thereto in such Proxy Statement/Prospectus. In giving such consent we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are "experts" for the purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.



                              Very truly yours,

                              /s/ CIBC Oppenheimer Corp.